NO ACT

PE
1-31-08

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

08023940

Received SEC

JAN 3 1 2008

Washington, DC 20549

January 31, 2008

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/31/2008

Re: Exxon Mobil Corporation

Dear Ms. Goodman:

This is in regard to your letter dated January 31, 2008 concerning the shareholder proposal submitted by Lucian Bebchuk for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that ExxonMobil therefore withdraws its January 22, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

William A. Hines
Special Counsel

cc: Michael J. Barry
Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801

PROCESSED
FEB 0 6 2008
THOMSON
FINANCIAL

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

RECEIVED

2008 JAN 22 PM 4:50

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 22, 2008

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 26471-00003

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of Lucian Bebchuk*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Lucian Bebchuk (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal states:

It is hereby RESOLVED that Article I of the corporation's by-laws is hereby amended by adding the following new Section 8:

Section 8. Shareholder Proposals for a By-Law Amendment.

To the extent permitted under federal law and state law, the corporation shall include in its proxy materials for an annual meeting of shareholders any qualified proposal for an amendment of the by-laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow shareholders to vote with respect to such a qualified proposal on the corporation's proxy card. For a proposal to be qualified, the following requirements must be satisfied:

(a) The proposed by-law amendment would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the corporation's Secretary by the deadline specified by the corporation for shareholder proposals for inclusion in the proxy materials for the annual meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the corporation's outstanding common stock for at least one year, and did not submit other shareholder proposals for the annual meeting;

(d) The proposal and its supporting statements do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the corporation by another proponent that will be included in the corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the shareholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

> This by-law shall be effective immediately and automatically as of the date it is approved by the vote of shareholders in accordance with Article IX of the corporation's by-laws.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rules 14a-8(i)(1), (2), (3), (7), (8) and (10) for the reasons discussed below.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because It Is Inconsistent With the Commission's Proxy Rules and Rule 14a-8(i)(10) Because the Commission's Proxy Rules Render the Proposal Moot.

The Proposal would result in any "qualified proposal," as defined in the Proposal (a "Qualified Proposal"), being included in the Company's proxy materials. The issue presented by the Proposal is whether Rule 14a-8 can be used to provide for access to a company's proxy materials to permit solicitations for shareholder proposals that evade Rule 14a-8's limitations and the Commission's disclosure requirements. Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules . . . ." The Proposal seeks to circumvent the Commission's existing proxy rules by: (1) creating a process under which proposals would be put to a vote of shareholders without the disclosures required under the Commission's proxy rules; and (2) creating a new unregulated shareholder proposal process that circumvents Rule 14a-8. Thus, as discussed further below, the Proposal is excludable under Rule 14a-8(i)(3) because it is inconsistent with the Commission's proxy rules.

We note that, under the Proposal, any Qualified Proposal submitted to the Company needs to be "legally valid if adopted"; that is, valid under state law. Thus, the issue here is not whether any particular Qualified Proposal that could be brought before the Company's shareholders as a result of implementation of the Proposal would be permissible under state law. As discussed below, we believe that the *process* the Proposal would establish for presenting a Qualified Proposal for a shareholder vote violates the proxy rules and state law. The "legally valid" provision of the Proposal does not remedy the Proposal's deficiencies in this regard.

The Proposal also provides that a Qualified Proposal would be included in a company's proxy materials only "[t]o the extent permitted under federal law." We discuss in part I.B. below why this does not save the Proposal from exclusion.

A. The Proposal Permits Solicitations on Proposals Outside of Rule 14a-8 Without the Required Disclosures.

Rule 14a-3 provides that, "[n]o solicitation subject to this regulation shall be made unless each person solicited is concurrently furnished or has previously been furnished with . . . [a] publicly filed preliminary or definitive written proxy statement containing the information specified in Schedule 14A . . . ." Note B to Schedule 14A provides that, "[w]here any item calls for information with respect to any matter to be acted upon at the meeting, such item need be answered in the registrant's soliciting material only with respect to proposals to be made by or on behalf of the registrant." (emphasis added)

Outside of the context of Rule 14a-8,[1] the Commission's proxy rules do not contemplate or accommodate having the registrant's proxy materials serve as the soliciting documents in support of a proposal made by or on behalf of a shareholder. Instead, the Commission's proxy rules contemplate that the solicitation in support of the proposal will be accomplished through a separate proxy statement filed by the proponent and as to which the proponent assumes full legal responsibility and liability for the completeness and accuracy of its disclosures.[2] Rule 14a-8 provides a carefully crafted exception from this framework for certain proposals. Indeed, the Commission has described Rule 14a-8 as a rule "that opens, and then regulates, a channel of communication among shareholders, and between shareholders and the management of their companies."[3] However, the Proposal would result in solicitations on Qualified Proposals without the regulation provided for under Rule 14a-8 and, importantly, without any

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[1] The Proposal would permit Qualified Proposals to be presented by persons who do not qualify under Rule 14a-8 – for example, by shareholders who submitted a proposal the previous year but did not appear to introduce the proposal – and would permit Qualified Proposals to be presented on topics that would be excludable under Rule 14a-8 – for example, a Qualified Proposal that conflicts with a proposal being introduced by the Company.

[2] Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), at part IV, describes the process provided for under the Commission's proxy rules if a shareholder proponent chooses not to use Rule 14a-8's procedures as follows: "This [a proponent choosing not to use Rule 14a-8's procedures] may occur if the proponent notifies the company in advance of the meeting of his or her intention to present the proposal from the floor of the meeting, and commences his or her own proxy solicitation, without ever invoking rule 14a-8's procedures."

[3] Exchange Act Release No. 39093 (Sept. 18, 1997) (text of Summary).

accompanying disclosure of the information required under Schedule 14A with respect to Qualified Proposals and the shareholders who submit them.

The Proposal thus would establish a process through the Company's By-Laws for solicitations on non-Rule 14a-8 proposals that circumvents the disclosure requirements under the Commission's proxy rules. The Company's proxy statement would constitute a "solicitation in opposition" (which is defined under Note 3 to Rule 14a-6(a) as any solicitation on a proposal that is (i) not supported by the registrant, and (ii) not included in the registrant's proxy statement under Rule 14a-8) to any Qualified Proposal. The Commission's proxy rules contemplate that in this circumstance the proponent of a Qualified Proposal would file its own proxy materials in support of the Qualified Proposal and would separately seek proxies giving it voting authority to vote in support of the Qualified Proposal.[4] Rule 14a-3 would then require the proponent of a Qualified Proposal to deliver to each person it solicits a preliminary or definitive written proxy statement containing the information required under Schedule 14A.[5] Those required disclosures include important information that is necessary for shareholders to make an informed decision about the proposal, including information on the person who is making the solicitation[6] and a description of any substantial direct or indirect financial or other interest that the proponent and other participants in the solicitation have in the proposal.[7]

The Proposal, if implemented, would permit a proponent to solicit in favor of a Qualified Proposal through the Company's proxy materials without having to file its own proxy materials in support of the Qualified Proposal and without disclosing to shareholders the important information that otherwise would be required if the proponent filed its own proxy materials in support of the Qualified Proposal. For example, Item 5(a)(2) of Schedule 14A, which would require that a proponent disclose any substantial direct or indirect financial interest that it has in a Qualified Proposal, demonstrates the careful balance that exists under the Commission's proxy rules. Rule 14a-8(i)(4) allows a registrant to exclude a proposal in which the proponent has a special interest that is not shared by other shareholders. The Proposal seeks to circumvent that

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[4] *See* Note 2, *supra*.

[5] Rule 14a-7 does provide that in certain cases a registrant may elect to mail copies of a shareholder's proxy statement, form of proxy or other soliciting material to shareholders but, again, contemplates that the shareholder's solicitation will be conducted through separate materials and not through the registrant's proxy materials.

[6] *See* Item 4 of Schedule 14A.

[7] *See* Item 5 of Schedule 14A.

limitation without providing for disclosure of the proponent's interest in the proposal as required under Item 5 of Schedule 14A and without complying with any of the other requirements of the Commission's proxy rules. Additionally, false and misleading disclosures could be made by a shareholder proponent without liability under Exchange Act Rule 14a-9 for material misrepresentations made in a proxy solicitation. The procedures established by the Proposal do not provide the Company with any assurance that the proponent will satisfy its disclosure obligations under the proxy rules by distributing a separately filed proxy statement containing all of the information that the proxy rules would require. Rather, the Proposal would require the Company to include any and all Qualified Proposals in its proxy materials.

The Commission previously has declined to adopt rules that would allow for a regime similar to that which would be established under the Proposal.[8] In addition, as discussed in part I.C. below, the Commission previously has affirmatively acted to prevent shareholders from circumventing the Commission's proxy disclosure rules through a process similar to that which the Proposal seeks to establish.[9] Because implementation of the Proposal would thus result in solicitations and voting on Qualified Proposals without compliance with the procedural and disclosure requirements of the Commission's proxy rules and would not afford the Company's shareholders the protections provided under the Commission's proxy rules, implementation of the Proposal would violate the Commission's proxy rules. The Staff has concurred that a company may exclude a shareholder proposal under Rule 14a-8(i)(3) where the proposal, if implemented, would establish a solicitation process that violates the Commission's proxy rules. *See General Electric Co.* (avail. Feb. 7, 2007) (permitting exclusion under Rule 14a-8(i)(3) of a shareholder proposal that, if implemented, would have established a voting process that was contrary to Rule 14a-4(b)(1)).

Accordingly, because the Proposal would result in solicitations that violate Rule 14a-3 and the Commission's other carefully designed proxy rules, the Proposal is excludable under Rule 14a-8(i)(3) as contrary to the Commission's proxy rules.

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[8] In 1982, the Commission proposed rules that would have permitted a company and its shareholders to adopt a company-specific alternative procedure to govern the shareholder proposal process. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). In 1983, the Commission declined to adopt the proposed regime. *See* Exchange Act Release No. 20091 (Aug. 16, 1983).

[9] See the discussion below of amendments adopted to Rule 14a-4 in the 1998 Release.

B. The "Savings Clause" Does Not Save the Proposal From Exclusion.

The Proposal contains a provision stating that a Qualified Proposal would have to be included in the Company's proxy materials only "[t]o the extent permitted under federal law." It is not clear how the Proponent intends this "savings clause" to operate when the very process contemplated under the Proposal would, if implemented, violate the Commission's proxy rules. However, if the savings clause operates to prevent the Proposal from violating the Commission's rules, it has the effect of re-establishing the existing regime under the federal proxy rules, and thus moots the Proposal, resulting in the Proposal being excludable under Rule 14a-8(i)(10).

There are three ways in which the savings clause could affect implementation of the Proposal. First, the Company could include a Qualified Proposal in its proxy statement but not provide shareholders with the ability to separately vote on the Qualified Proposal through the Company's proxy card and instead exercise discretionary voting authority to vote on the Qualified Proposal as the Company determines appropriate. Under Rule 14a-4(c)(2), when a shareholder has timely notified a company that it intends to present a proposal at the company's annual meeting, the company may advise shareholders of the proposal by including the proposal in its proxy statement, but need not provide for voting on the proposal through the company's proxy card, and may exercise discretionary voting authority to vote as the company sees fit on the proposal unless the proponent takes the actions set forth in Rule 14a-4(c)(2).

Alternatively, the Company could inform a shareholder submitting a Qualified Proposal that the Company is "permitted under federal law" to include the Qualified Proposal in the Company's proxy materials only if the shareholder separately files a proxy statement with the Commission in compliance with Rule 14a-3.

Finally, the Company could inform a shareholder that it would permit a Qualified Proposal to be included in the Company's proxy materials if the Qualified Proposal also satisfied all of the standards under Rule 14a-8 and the shareholder relied on that rule in submitting the Qualified Proposal to the Company.

Applying any of these approaches under the savings clause therefore removes the ability of a shareholder to use the Company's proxy statement and proxy card to solicit on behalf of a Qualified Proposal and results in the shareholder being subject to the same regime under the proxy rules that exists today, without implementation of the Proposal. Without regard to whether this is what the Proponent intended, giving any of these effects to the savings clause moots the Proposal, because the existing federal proxy solicitation regime has the same effect as the

Proposal.[10] It is well established that a company can rely on the application of federal law in order to render a proposal moot and excludable under Rule 14a-8(i)(10).[11] Accordingly, the savings clause does not save the Proposal from exclusion.

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[10] To be excludable under Rule 14a-8(i)(10), a shareholder proposal need only be "substantially implemented," not "fully effected." *See* 1998 Release at n.30 and accompanying text; Exchange Act Release No. 20091 (Aug. 16, 1983). The Staff further has stated, "a determination that the company has substantially implemented the proposal depends upon whether [the] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (avail. Mar. 28, 1991).

[11] For example, in *Johnson & Johnson* (avail. Feb. 17, 2006), the Staff concurred in the exclusion of a shareholder proposal as substantially implemented by federal law. In *Johnson & Johnson*, the proposal requested that the company "verify the employment legitimacy of all current and future U.S. workers and to immediately terminate any workers not in compliance." The company noted that it was required by the Immigration Reform and Control Act of 1986 (the "IRCA") to verify the employment eligibility of each employee and that it was further required by the Immigration and Nationality Act (the "INA") to terminate the employment of individuals found to be ineligible to work in the United States. The company argued that its compliance with these provisions of the IRCA and the INA substantially implemented the proposal, and the Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10) as substantially implemented. *See AMR Corp.* (avail. Apr. 17, 2000) (permitting exclusion of a proposal requiring members of "key board committees" to be independent where the compensation/nominating committee complied with the definition of "non-employee director" under Exchange Act Rule 16b-3(b)(3) and "outside director" under Internal Revenue Code Section 162(m), and the audit committee complied with the definition of independence under the New York Stock Exchange listing standards); *Eastman Kodak Co.* (avail. Feb. 1, 1991) (concurring that a proposal could be excluded under the predecessor to Rule 14a-8(i)(10) where the proposal requested that the company disclose certain environmental compliance information and the company represented that it complies fully with Item 103 of Regulation S-K, which requires disclosure of substantially similar information); *The Coca-Cola Co.* (avail. Feb. 24, 1988) (concurring that a proposal seeking, among other things, that the company not make new investments or business relationships in or within South Africa was substantially implemented where the company cited as support for its implementation of that part of the proposal the fact that a federal statute prohibited new investment in South Africa).

C. The Proposal Creates a New, Wholly Unregulated System for Submitting Shareholder Proposals That Violates Rule 14a-8.

The Proposal is inconsistent with the mechanism the Commission has designed for inclusion of shareholder proposals in company proxy materials – Rule 14a-8. The Proposal would establish a wholly unregulated mechanism that removes a critical provision under Rule 14a-8 – the right of a company to seek to exclude a proposal that is not a proper proposal under Rule 14a-8 – and bypasses the oversight of the Commission by permitting shareholders to submit Qualified Proposals that must be included in the Company's proxy materials and that the Company's shareholders would vote on without any opportunity for Commission involvement. The Proposal would permit any shareholder holding the requisite number of shares to submit a Qualified Proposal at any annual meeting subject to a limited number of exceptions. The Proposal eliminates the vast majority of the exclusions permitted by Rule 14a-8, thereby requiring the Company to include in its proxy materials shareholder proposals that otherwise would be excludable under Rule 14a-8.

For example, under the Proposal, the Company would be required to include in its proxy materials Qualified Proposals that relate to the redress of a personal claim or grievance against the Company or any other person, or are designed to result in a benefit to the shareholder, or to further a personal interest of the shareholder, which is not shared by the other shareholders at large (Rule 14a-8(i)(4)).[12] The Proposal likewise eliminates many of the other exclusions in Rule 14a-8 that were adopted by the Commission after thoughtful deliberation.[13] The Proposal's

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[12] We note that because a Qualified Proposal would not be a Rule 14a-8 proposal or a proxy contest, any solicitation made by the shareholder in support of the Qualified Proposal about a matter in which the shareholder has a substantial interest would not be exempt under Rule 14a-2 from the disclosures required by the proxy rules. *See* Exchange Act Release No. 31326 (Oct. 16, 1992).

[13] For example, the Proposal would not permit the Company to exclude a Qualified Proposal that the Company has already substantially implemented (Rule 14a-8(i)(10)), thereby resulting in shareholders being required "to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). The Proposal also would not permit the Company to exclude a Qualified Proposal that directly conflicts with one of the Company's own proposals to be submitted to shareholders at the same meeting (Rule 14a-8(i)(9)), which would mislead shareholders as to the effect of the proposal and result in shareholder confusion. In addition, as discussed in more detail in Section III below, the Proposal would not permit the Company to exclude a Qualified Proposal addressing ordinary business matters that the Commission has stated are inappropriate subjects for shareholder oversight (Rule 14a-8(i)(7)). *See* 1998 Release.

[Footnote continued on next page]

requirement that the Company include shareholder proposals in the Company's proxy materials that are excludable under Rule 14a-8 flatly contravenes the carefully balanced shareholder proposal framework that the Commission has established under Rule 14a-8, where both shareholders and the Company have rights in determining whether shareholder proposals are included in the Company's proxy statement.

The Commission previously has addressed the possibility of shareholders evading Rule 14a-8. For example, in 1998, the Commission amended Rule 14a-4 to ensure that shareholders seeking to obtain a vote on a non-Rule 14a-8 shareholder proposal would be required to provide the disclosures required by the proxy rules. *See* Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). Namely, the amendment required a proponent of a non-Rule 14a-8 proposal to undertake to prepare, file with the Commission and distribute a proxy statement, and to provide evidence to the company that the proponent actually had solicited the percentage of shareholder votes required to carry the proposal. At the same time the Commission added this requirement, it declined to adopt a proposed rule that would have required a company to include on its proxy card a box allowing shareholders to withhold discretionary authority from management to vote on such a proposal, in light of comments the Commission received expressing concern that the "availability of the box would in effect create a new system for submitting shareholder proposals without having to comply with the restrictions under rule 14a-8" and that it would "encourage the submission of more shareholder proposals outside rule 14a-8's mechanisms." Thus, the Commission's actions evidence its intent to prevent the submission of shareholder proposals that attempt to evade the Commission's established Rule 14a-8 mechanisms.

In addition, the Commission and the Staff have noted repeatedly the Commission's role as gatekeeper to the proxy statement and form of proxy. In this regard, the Commission and the Staff have made clear that shareholder proposals that would curtail or reduce the Commission's role are improper. *See State Street Corp.* (avail. Feb. 3, 2004) (discussed below); *see also* Exchange Act Release No. 20091 (Aug. 16, 1983) (rejecting proposed rules that would have required the inclusion of any shareholder proposal proper under state law, except those involving the election of directors, based on a determination that "federal provision of [a shareholder proposal process] is in the best interests of shareholders and issuers alike" and that "the basic framework of current Rule 14a-8 provides a fair and efficient mechanism for the security holder proposal process"). In the 1998 Release, the Commission explained that it considered, but did not adopt, certain proposals that would have reduced the Commission's involvement in the no-action letter process, stating: "[s]ome of the proposals we are not adopting share a common theme: to reduce the Commission's and its [S]taff's role in the process and to provide

[Footnote continued from previous page]

shareholders and companies with a greater opportunity to decide for themselves which proposals are sufficiently important and relevant to the company's business to justify inclusion in its proxy materials." The Commission's refusal to adopt rules that reduce the Commission's oversight role in the shareholder proposal process would make no sense if shareholders could use that same process to eliminate the Commission's oversight role through submissions such as the Proposal.

Moreover, the Staff previously has granted no-action relief in a similar situation. In *State Street Corp.* (avail. Feb. 3, 2004), the Staff considered a proposal that would have amended the company's by-laws to require that any by-law amendment proposed by shareholders and timely submitted to the company be included in the company's proxy statement and that every change to the proposed by-law be included in the company's proxy statement for shareholder ratification or rejection. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(3) as contrary to the Commission's proxy rules. Although the Proposal contains certain restrictions on what qualifies as a Qualified Proposal, both the Proposal and the *State Street* proposal seek to use the Commission's Rule 14a-8 process to implement a mechanism for shareholders to submit amendments to the company's by-laws that bypasses the Commission's carefully crafted regulatory framework. Therefore, just as the Staff found the proposal in *State Street* to be excludable under Rule 14a-8(i)(3), the Proposal likewise is excludable under Rule 14a-8(i)(3) because it is contrary to the Commission's proxy rules.

Similarly, the Staff has long maintained that a proposal does not become permissible simply by being framed as a by-law amendment where the subject matter of the proposal is such that exclusion of the proposal is permitted under Rule 14a-8. *See The Chase Manhattan Corp.* (avail. Mar. 4, 1999); *Shiva Corp.* (avail. Mar. 10, 1998). The Proposal is explicit in providing that the Company would be required to include in its proxy materials Qualified Proposals addressing subject matters that may be excluded under Rule 14a-8. Consequently, shareholders who would not be permitted to have their proposals included in the Company's proxy materials under Rule 14a-8 could simply re-characterize their proposals as By-Law amendments and submit them as Qualified Proposals, and the Company, under the terms of the Proposal, would be required to include these proposals in its proxy materials. Consistent with the Staff's treatment of other by-law amendment proposals under Rule 14a-8, the Proposal cannot be used to circumvent the categories of proposals which, under the provisions of Rule 14a-8(i), the Commission has determined may be excluded from a company's proxy materials, and therefore the Proposal is excludable under Rule 14a-8(i)(3).

Finally, it is important to note that the "savings" provisions in the Proposal do not apply to the proposal itself, but only to Qualified Proposals that could be presented if the Proposal were implemented. Consequently, because the Proposal is inconsistent with the Commission's shareholder proposal regime, the Proposal is excludable under Rule 14a-8(i)(3) as contrary to the Commission's proxy rules.

II. The Proposal May Be Excluded under Rule 14a-8(i)(8) Because the Proposal Would Establish Procedures Relating to a Nomination or Election for Membership on the Company's Board of Directors.

In December 2007, the Commission amended Rule 14a-8(i)(8) to state that a shareholder proposal may be excluded if the proposal "relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." Although not limited to Qualified Proposals relating to proxy access, the Proposal would permit shareholders to submit Qualified Proposals in the form of a proxy access By-Law. Consequently, as discussed below, the Proposal is excludable under Rule 14a-8(i)(8) since the Proposal would establish procedures that relate to the nomination and election of directors.[14]

A. Background.

In December 2007, following the analysis of comments received on its proposed amendment to Rule 14a-8(i)(8) as set forth in Exchange Act Release No. 56161 (July 27, 2007) (the "Interpretive and Proposing Release"), the Commission adopted an amendment to Rule 14a-8(i)(8), as proposed. *See* Exchange Act Release No. 56914 (Dec. 6, 2007) (the "Adopting Release"). By doing so, the Commission re-codified its longstanding position that shareholder proposals that may result in a contested election of directors are excludable. The amended Rule 14a-8(i)(8) provides that a proposal may be excluded if it "relates to a nomination or an election for membership on the company's board of directors . . . or a procedure for such nomination or election."[15] In the Adopting Release, the Commission emphasized that the term "procedures" in the election exclusion "relates to procedures that would result in a contested

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[14] The Proposal would be excludable under Rule 14a-8(i)(8), even if that provision had not been amended, in light of the provision's text and its longstanding interpretation by the Commission, including the Commission's authoritative interpretation in the recent rulemaking. *See* Exchange Act Release No. 56161 (July 27, 2007) (the "Interpretive and Proposing Release") (confirming the Commission's longstanding position that shareholder proposals that would result in an election contest, either in the current year or a subsequent year, may be excluded under Rule 14a-8(i)(8)); *see also* Exchange Act Release No. 56914 (Dec. 6, 2007) (the "Adopting Release") (reiterating and codifying the Commission's longstanding interpretation after public comment).

[15] Prior to its amendment, Rule 14a-8(i)(8) permitted the exclusion of a shareholder proposal that "relates to an election for membership on the company's board of directors or analogous governing body." The Staff's longstanding interpretation of this provision held it to apply to proposals that would establish procedures that resulted in a contested election.

election either in the year in which the proposal is submitted or in any subsequent year," thus evidencing the Commission's clear intent, consistent with its longstanding interpretation, that the Rule 14a-8(i)(8) exclusion be applied to exclude proposals that would result in a contested election of directors, regardless of whether a contest would result immediately or subsequently. As the Commission explained in the Adopting Release:

> We are acting today to state clearly that the phrase "relates to an election" in the election exclusion cannot be read so narrowly as to refer only to a proposal that relates to the current election, or a particular election, but rather must be read to refer to a proposal that "relates to an election" in subsequent years as well. In this regard, if one looked only to what a proposal accomplished in the current year, and not to its effect in subsequent years, the purpose of the exclusion could be evaded easily.

Specifically, the purpose of the exclusion in Rule 14a-8(i)(8) is to prevent the establishment of procedures that could circumvent those protections of the federal proxy rules that are triggered only by a proxy contest. As the Commission stated in the Adopting Release, "the requirements regarding disclosures and procedures in contested elections do not contemplate the presence of competing nominees in the same proxy materials." The Commission further explained:

> [W]ere the election exclusion not available for proposals that would establish a process for the election of directors that circumvents the proxy disclosure rules, it would be possible for a person to wage an election contest without providing the disclosures required by the Commission's present rules governing such contests. Additionally, false and misleading disclosure in connection with such an election contest could potentially occur without liability under Exchange Act Rule 14a-9 for material misrepresentations made in a proxy solicitation.

In the Adopting Release, the Commission also emphasized the need for clarity and certainty in the 2008 proxy season, stating, "It is our intention that [this amendment] will enable shareholders and companies to know with certainty whether a proposal may or may not be excluded under Rule 14a-8(i)(8)." The Commission further stated that the amendment "will facilitate the [S]taff's efforts in reviewing no-action requests and in interpreting Rule 14a-8 with certainty in responding to requests for no-action letters during the 2008 proxy season."

B. The Proposal Would Establish Procedures Relating to a Nomination or Election for Membership on the Company's Board of Directors.

In furtherance of this goal, we request that the Commission concur that the Proposal may be excluded under Rule 14a-8(i)(8) because it would establish a procedure that relates to the nomination and election of the Company's directors. The Proposal amends the By-Laws to include a shareholder By-Law process, which provides that the Company shall include in its proxy materials and allow shareholders to vote on "any qualified proposal [as defined in the Proposal] for an amendment to the by-laws." Although not limited to director nomination proxy access proposals, by eliminating the director election exclusion, the Proposal would amend the Company's By-Laws to require the Company to include Qualified Proposals in the form of a proxy access proposal requiring the names of shareholder-nominated director candidates to be included in the Company's proxy materials. The Proposal thereby could lead to contested elections of directors: Because the Board nominates a sufficient number of candidates for all available seats on the Board, the Proposal could result in the establishment of procedures that would require the Company to include in its proxy materials additional candidates who would run in opposition to the Board's candidates for those seats. As noted by the Commission in the Adopting Release, the proxy rules "do not contemplate the presence of competing nominees in the same proxy materials."

The Proposal further attempts to circumvent the Commission's recent amendments to Rule 14a-8(i)(8), which made clear that proposals that establish procedures relating to a nomination or election of directors are excludable under Rule 14a-8(i)(8). In the Adopting Release, the Commission emphasized that the election exclusion should be applied to exclude proposals that would result in a contested election of directors, regardless of whether a contest would result immediately or subsequently because "if one looked only to what a proposal accomplished in the current year, and not to its effect in subsequent years, the purpose of the exclusion could be evaded easily." The Proposal establishes a process that allows for that evasion. As described above, although the Proposal would not lead to an immediate election contest, the Proposal would permit Qualified Proposals that could lead to election contests in future years, which would take place outside the realm of the protections of the federal proxy rules. Thus, exclusion of the Proposal satisfies one of the primary objectives of the election exclusion – preventing the establishment of procedures that could circumvent the protections of the federal proxy rules that are triggered only by a proxy contest.

Accordingly, we believe that the Proposal may properly be omitted from the 2008 Proxy Materials under Rule 14a-8(i)(8) because it seeks to establish procedures that relate to a nomination or election for membership on the Board, and we request that the Staff concur in our conclusion.

III. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Deals with Matters Related to the Company's Ordinary Business Operations.

A. Background.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." 1998 Release. In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second consideration is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff consistently has concurred that a proposal may be excluded in its entirety when it touches upon both ordinary and non-ordinary business matters. Recently, the Staff affirmed this position in *Peregrine Pharmaceuticals Inc.* (avail. July 31, 2007). In *Peregrine Pharmaceuticals*, the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal recommending that the board appoint a committee of independent directors to evaluate the strategic direction of the company and the performance of the management team, noting that "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions." *See also Medallion Financial Corp.* (avail. May 11, 2004) (concurring with the exclusion of a proposal requesting that the company consult an investment bank to evaluate ways to increase shareholder value, and noting that it "appears to relate to both extraordinary transactions and non-extraordinary transactions"); *General Electric Co.* (avail. Feb. 10, 2000) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company: (i) discontinue an accounting technique; (ii) not use funds from the company's pension trust to determine executive compensation; and (iii) use funds from the trust only as intended and as voted on by prior shareholders, because a portion of the proposal related to ordinary business matters); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring with the exclusion of a proposal requesting a report to ensure that the company did not purchase goods from suppliers using unfair labor practices because the proposal also requested that the report address ordinary business matters).

In determining whether a proposal implicates ordinary business matters, the Commission and the Staff look at whether the underlying subject matter of a proposal implicates ordinary business matters, and not at the specific manner in which a proposal is to be implemented. Thus, when examining whether a shareholder proposal requesting the dissemination of information may be excludable under Rule 14a-8(i)(7), the proper focus is on whether the substance of the information sought is within the ordinary business of the company. *See* Exchange Act Release No. 20091 (Aug. 16, 1983); *Johnson Controls, Inc.* (avail. Oct. 26, 1999) (concurring in the exclusion under Rule 14a-8(i)(7) of a shareholder proposal seeking additional financial information); *see also Crescent Real Estate Equities Co.* (avail. Apr. 28, 2004) (concurring with the exclusion of a shareholder proposal requesting a comprehensive policy regarding related party transactions that would have required annual disclosure of information relating to transactions between the company and any executive officer or director because the proposal involved "reporting on transactions related to [the company's] ordinary business operations"); *Conseco, Inc.* (avail. Apr. 18, 2000); *Westinghouse Electric Corp.* (avail. Jan. 27, 1993).

Likewise, as noted in Section I.C. above, the fact that a proposal requests or mandates a by-law amendment will not prevent the proposal from being excluded under Rule 14a-8(i)(7) when implementation of the requested by-law implicates ordinary business matters. *See Ford Motor Co.* (avail. Mar. 26, 1999, *recon. denied* June 14, 1999) (concurring with the exclusion under Rule 14a-8(i)(7) of a mandatory proposal to amend the by-laws to require that the company not repurchase common stock except under certain circumstances, where the company argued that the fact that the proposal was in the form of a mandatory by-law amendment "should not change the analysis under Rule 14a-8(i)(7)"); *see also The Chase Manhattan Corp.* (avail. Mar. 4, 1999); *LTV Corp.* (avail. Nov. 25, 1998); *Shiva Corp.* (avail. Mar. 10, 1998, *exclusion aff'd* May 1, 1998).

Thus, the Commission and the Staff have confirmed that the Staff will look to the underlying subject matter of a shareholder proposal, and will concur with exclusion of a shareholder proposal in its entirety under Rule 14a-8(i)(7) where the subject matter of the proposal addresses non-ordinary business matters but also touches upon ordinary business matters.

B. The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.

As discussed above, in reviewing proposals under Rule 14a-8(i)(7), the appropriate focus is upon whether implementation of the proposal implicates ordinary business matters. This is consistent with the principal that the Commission recently emphasized, in the context of Rule 14a-8(i)(8), that one must look not only at the effect of a proposal in the current year, but also at the consequences that the proposal could lead to in years to come. As the Commission stated, "if one looked only to what a proposal accomplished in the current year, and not to its effect in subsequent years, the purpose of the exclusion could be evaded easily." Accordingly, in determining whether the Proposal is excludable under Rule 14a-8(i)(7), one must consider not only the Proposal itself, but also the consequences that would flow in future years from adoption of the Proposal.

One of the effects of adoption of the Proposal would be that the Company would be required to include in its proxy materials Qualified Proposals dealing with matters relating to the Company's ordinary business. For example, under the procedures established by the Proposal, the Company would be required to include in its proxy materials Qualified Proposals such as those relating to the location of the Company's facilities, the Company's procedures for handling customer complaints, retirement plans offered to Company employees and countless other matters that relate to the day-to-day management of the Company. As the Staff has concluded on numerous occasions, such matters are inappropriate subjects for shareholder oversight.[16] Although not all Qualified Proposals would necessarily touch upon the Company's ordinary business operations, by eliminating the Rule 14a-8(i)(7) exclusion, the Proposal would require the Company to include in its proxy materials many Qualified Proposals that relate to matters of ordinary business. The Staff previously has concurred that a proposal could be excluded under Rule 14a-8(i)(7) when it would result in both ordinary business matters and matters that were not ordinary business being presented to a company. In *The Kroger Co.* (avail. Mar. 18, 2002), the proposal requested that the company form a committee of shareholders that would communicate with the company's board on shareholder proposals that had been submitted to a vote and on other matters. Because the proposal could result in ordinary business matters being considered by the committee, the Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's ordinary business operations, specifically, "communications with management on matters relating to Kroger's ordinary business operations." *See also Adobe Systems Inc.* (avail. Feb. 1, 2002); *E*TRADE Group, Inc. (Bemis)* (avail. Oct. 31, 2000).

Just as the proposal in *The Kroger Co.* would have resulted in ordinary business matters being presented to management, here the Proposal could result in proposals involving ordinary business matters being presented to the Company's shareholders. Moreover, the Staff consistently has concurred that a company's dealings and relationships with its shareholders implicate ordinary business matters. *See AmSouth Bancorp.* (avail. Jan. 15, 2002); *Niagara Mohawk Holdings, Inc.* (avail. Mar. 5, 2001); *Chevron Corp.* (avail. Feb. 8, 1998); *Tucson Electric Power Co.* (avail. Feb. 12, 1997); *U.S. West, Inc.* (avail. Sept. 21, 1993); *Minnesota Power & Light Co.* (avail. Mar. 12, 1992).

Accordingly, because a portion of the Proposal touches upon the Company's ordinary business operations, regardless of whether the Proposal would result in some Qualified Proposals not implicating ordinary business matters, the entire proposal may be excluded under Rule 14a-8(i)(7).

IV. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a shareholder proposal if the proposal or supporting statement is "contrary to any of the

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[16] Rule 14a-8(i)(7) is rooted in the state law provision that the business and affairs of a company are to be managed by or under the direction of the board of directors. As emphasized by the Commission in the 1998 Release, "[t]he general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors."

Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Because the Proposal contains unclear and ambiguous language regarding how the Proposal would operate, the Proposal is impermissibly vague and indefinite so as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004). Moreover, the Staff has on numerous occasions concurred that a proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by stockholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *see also Bank of America Corp.* (avail. June 18, 2007).

The Proposal on its face requests that the Board amend its By-Laws to provide:

> To the extent permitted under federal law and state law, the corporation shall include in its proxy materials for an annual meeting of shareholders any qualified proposal for an amendment of the by-laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow shareholders to vote with respect to such a qualified proposal on the corporation's proxy card.

The Proposal is vague and indefinite because the Proposal's operative text is subject to varying interpretations, thereby making it "impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail." *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961). Specifically, at least three of the Proposal's provisions are unclear and are subject to different interpretations:

- First, the Proposal would require that any proposed amendment to the Company's By-Laws be "legally valid if adopted"; that is, valid under state law. Given the uncertainty under state law regarding what constitutes a permissible by-law amendment, shareholders cannot possibly know what matters would be addressed by Qualified Proposals required to be submitted for a vote under the Proposal or the consequences for the Company that may flow were the Proposal or a Qualified Proposal adopted. Notably, at the Commission's recent proxy roundtables, numerous participants echoed the view that there is uncertainty as to what types of shareholder proposals are permissible under state law. *See* Jill E. Fisch, Fordham University School of Law, *Transcript of Roundtable Discussion on Proposals for Shareholders*, at 93-94, May 25, 2007 ("May 25th Roundtable") ("Just because something is in the form of a bylaw amendment doesn't automatically make it a proper subject for a shareholder vote. And state law has not addressed that question."); Donald C. Langevoort, Georgetown University Law Center, May 25th Roundtable, at 95 (concurring with the statements made by Jill E. Fisch); Leo E. Strine Jr., Vice Chancellor, Court of Chancery of the State of Delaware, May 25th Roundtable, at 105-108 (discussing the recent amendment to the Delaware constitution that permits the Commission to bring questions of law directly to the Delaware Supreme Court, including questions regarding the validity of by-law amendments under state law); Amy L. Goodman, Gibson Dunn & Crutcher LLP, *Transcript of Roundtable on the Federal Proxy Rules and State Corporation Law*, at 181, May 7, 2007 (noting "it's still not clear under state law what is an appropriate subject for a shareholder bylaw").

- Second, the Proposal is vague as to what type of proposals would qualify for inclusion in the Company's proxy materials, because the reference to a "proposal for an amendment of the by-laws" is vague. For example, proposals often ask a company to take certain actions by adopting a charter amendment, by-law amendment or corporate policy. When such a proposal includes a by-law amendment as only one alternative means of implementation, it is unclear whether that proposal is "for an amendment of the by-laws." Likewise, it is vague and uncertain whether a precatory proposal seeking an amendment to the Company's By-Laws would qualify as a "proposal for an amendment of the by-laws" or whether only a binding By-Law amendment would so qualify.

- Third, the Proposal states that Qualified Proposals submitted under procedures established by the Proposal must be submitted to the Company's Secretary "by the deadline specified by the corporation for shareholder proposals for inclusion in the proxy materials for the annual meeting." It is unclear from the language of this provision what deadline the Proposal is referring to. Rule 14a-5(e) requires a company to include in its proxy statement the deadline "for submitting shareholder proposals for inclusion in the registrant's proxy statement and form of proxy for the registrant's next annual meeting, calculated in the manner provided in" Rule 14a-8(e) and "[t]he date after which notice of a shareholder proposal submitted outside the processes of [§ 240.14a-8] is considered untimely." Here, the Proposal would establish a process for Qualified Proposals that are intended "for inclusion in the registrant's proxy statement" under Rule 14a-5(e)(1), but that are "submitted outside the processes of [§ 240.14a-8]" under Rule 14a-5(e)(2). Thus, the Proposal is vague as to how a critical aspect of the procedures it establishes would work, as neither the Company nor its shareholders would know whether the deadline for submitting a Qualified Proposal is one calculated under Rule 14a-8(e), one determined in the procedure described under Rule 14a-5(e)(2) or a third deadline that could be established by the Company.

As illustrated above, the Proposal's language is subject to varying interpretations such that the Company and its shareholders would not be able to determine how to interpret the Proposal if it was included in the 2008 Proxy Materials. Thus, the Proposal is similar to other shareholder proposals that the Staff has concurred were excludable as vague and indefinite for purposes of Rule 14a-8(i)(3) because they were subject to varying interpretations. *See, e.g., Alaska Air Group Inc.* (avail. Apr. 11, 2007) (proposal asking that the board "amend the company's governance documents (certificate of incorporation and or [sic] bylaws) to assert, affirm, and define the rights of owners of the company to set the standards of corporate governance" was excludable under Rule 14a-8(i)(3) as vague and indefinite); *International Business Machines Corp.* (avail. Feb. 2, 2005) (proposal asking that "the officers and directors responsible for" a certain event have their "pay reduced to the level prevailing in 1993" was excludable under Rule 14a-8(i)(3) because it was subject to numerous interpretations); *Bank Mutual Corp.* (avail. Jan. 11, 2005) (shareholder proposal asking that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" was subject to multiple interpretations and thus excludable as vague and indefinite); *Peoples Energy Corp.* (avail. Nov. 23, 2004) (proposal to amend the company's articles of incorporation and by-laws to provide that officers and directors shall not be indemnified from liability for acts or omissions involving gross negligence or "reckless neglect" was excludable because it was vague and indefinite); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (proposal requesting that the board "implement a policy of improved corporate governance" was excludable under Rule 14a-8(i)(3)); *The Boeing Co.* (avail. Mar. 18, 1998) (proposal requesting that the board amend the by-laws to limit the number of terms directors can serve on the board was vague and ambiguous).

Similarly, the Proposal is vague and indefinite because the uncertainty regarding what constitutes compliance with the Proposal makes it inevitable that shareholders would not know what they were voting upon. Consistent with the Staff's findings on numerous occasions, the Company's shareholders "cannot be expected to make an informed decision on the merits of the [p]roposal without at least knowing what they are voting on." *The Boeing Co.* (avail. Feb. 10, 2004); *see also New York City Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992) ("Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"); *Occidental Petroleum Corp.* (avail. Feb 11, 1991) ("The staff, therefore, believes that the proposal may be misleading because any action(s) ultimately taken by the [c]ompany upon implementation of this proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal.").

Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable under Rule 14a-8(i)(3).

V. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company To Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of New Jersey. For the reasons set forth below and in the legal opinion regarding New Jersey law from Day Pitney LLP, attached hereto as Exhibit B (the "New Jersey Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Company to violate the New Jersey Business Corporation Act (the "NJBCA").

The Proposal would amend the Company's By-Laws to provide that "the corporation shall include in its proxy materials for an annual meeting of shareholders any qualified proposal for an amendment of the by-laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow shareholders to vote with respect to such a qualified proposal on the corporation's proxy card." Under section 14A:6-1(1) of the NJBCA, the business and affairs of the Company are to be managed by the Board. The NJBCA further requires that the notice of the annual meeting specify the purpose or purposes of the meeting, and provides that only the business stated in the notice may be transacted at the annual meeting. Thus, as stated in the New Jersey Law Opinion, in light of the Board's power under the NJBCA to manage the business and affairs of the Company, the Board "controls the notice of the annual meeting and the business that comes before an annual meeting."

According to the New Jersey Law Opinion, "the power to require the board of a New Jersey corporation to include a shareholder proposal in the notice for an annual or special meeting can only extend to that required pursuant to [Rule 14a-8]." However, the Proposal, if implemented, would require inclusion of any Qualified Proposal, even where such Qualified Proposal would otherwise be properly excluded under Rule 14a-8. For example, as discussed above, under the Proposal, the Company would be required to include in its proxy materials and notice of annual meeting Qualified Proposals that relate to the redress of a personal claim or grievance against the Company or any other person, or are designed to result in a benefit to the shareholder, or to further a personal interest of the shareholder, which is not shared by the other shareholders as large. Thus, because the Proposal would require the Board to include in the notice of the annual meeting such additional items of business (i.e., shareholder proposals the Company would be permitted to exclude from its proxy materials under Rule 14a-8), as stated in the New Jersey Law Opinion, the Proposal usurps the Board's authority to "establish the agenda for the annual meeting of shareholders" in violation of the NJBCA.

The Staff previously has concurred with the exclusion, under Rule 14a-8(i)(2) or its predecessor, of shareholder proposals that requested the adoption of a by-law or charter amendment that was invalid because it would violate state law. *See, e.g., PG&E Corp.* (avail. Feb. 14, 2006) (requesting the amendment of the company's governance documents to institute majority voting in director elections where Section 708(c) of the California Corporation Code required that plurality voting be used in the election of directors); *Hewlett-Packard Co.* (avail. Jan. 6, 2005) (recommending that the company amend its by-laws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" in violation of the "one share, one vote" standard set forth in Delaware General Corporation Law (the "DGCL") Section 212(a)); *GenCorp Inc.* (avail. Dec. 20, 2004) (concurring with the exclusion of a proposal requesting an amendment to the company's governing instruments to provide that every shareholder resolution approved by a majority of the votes cast be implemented by the company, since the proposal would conflict with Section 1701.59(A) of the Ohio Revised Code regarding the fiduciary duties of directors); *The Boeing Co.* (avail. Mar. 4, 1999) (concurring with the exclusion of a proposal requesting that every corporate action requiring shareholder approval be approved by a simple majority vote of shares since the proposal would conflict with provisions of the DGCL that require a vote of at least a majority of the outstanding shares on certain issues); *Tribune Co.* (avail. Feb. 22, 1991) (concurring with the exclusion of a proposal requesting that the company's proxy materials be mailed at least 50 business days prior to the annual meeting since the proposal would conflict with Sections 213 and 222 of the DGCL, which set forth certain requirements regarding the notice of, and the record date for, shareholder meetings).

The Proposal would amend the Company's By-Laws to require that the Company include in its proxy materials any Qualified Proposal to amend the Company's By-Laws, including certain Qualified Proposals that otherwise would be excludable under Rule 14a-8. However, as stated in the New Jersey Law Opinion, the Board has the power to control the notice of the annual meeting, and "the power to require the board . . . to include a shareholder proposal in the notice for an annual or special meeting can only extend to that required pursuant to [Rule 14a-8]."

Therefore, as the Proposal would require the Board to include in the meeting notice Proposals that are otherwise excludable under Rule 14a-8, the Proposal is excludable pursuant to Rule 14a-8(i)(2) because, as supported by the New Jersey Law Opinion, the Proposal would restrict the Board's power to manage the business and affairs of the Corporation in violation of New Jersey law.

VI. The Proposal May Be Excluded under Rule 14a-8(i)(1) Because the Proposal Is Not a Proper Subject for Action by Shareholders under State Law.

Rule 14a-8(i)(1) permits the exclusion of a shareholder proposal if it is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. The Proposal asks the Company's shareholders to vote on an amendment to the Company's By-Laws which attempts to accomplish a purpose that New Jersey law permits to be achieved only by amending the Company's Certificate of Incorporation. Consequently, the Proposal is an improper subject for shareholder action and is excludable under Rule 14a-8(i)(1).

As discussed above, the Proposal seeks to amend the Company's By-Laws to restrict the Board's power to manage the business and affairs of the Company by restricting the Board's authority to control the notice for the annual meeting. According to the New Jersey Law Opinion, the section of the NJBCA that specifically permits the transfer of management authority from the Board to the shareholders is not applicable to the Company because the Company is listed on the New York Stock Exchange, a national securities exchange. Further, as stated in the New Jersey Law Opinion, under New Jersey law, any restriction on the Board's management authority "must be set forth in a corporation's certificate of incorporation." In contrast, the Proposal seeks to restrict the powers of the Board through a By-Law amendment. Because a restriction on the powers of the Board can only be accomplished by an amendment to the Certificate of Incorporation, as noted in the New Jersey Law Opinion, "restrictions on a board's authority provided solely in a corporation's by-laws are invalid under New Jersey law and of no force and effect." Therefore, the Proposal is not a proper subject for action by the Company's shareholders under New Jersey law because it attempts to achieve by an amendment to the Company's By-Laws that which can only be achieved by an amendment to the Company's Certificate of Incorporation.

We note also that this defect cannot be cured by permitting the Proponent to revise the Proposal to characterize it as an amendment to the Company's Certificate of Incorporation rather than its By-Laws. As the New Jersey Law Opinion notes, "in order to amend the Certificate of Incorporation in the manner contemplated by the Proposal, the Board must first approve the proposed amendment and direct its submission to the shareholders, not the other way around." In other words, "shareholders lack the authority to instruct the Board to submit an amendment to the Certificate of Incorporation to the shareholders for action."

Consequently, because any attempt by a shareholder to initiate an amendment to the Certificate of Incorporation would violate New Jersey law, the Proposal's defects cannot be cured by revision, and the Proposal may be excluded under Rule 14a-8(i)(1) as an improper subject for shareholder action under New Jersey law.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or James E. Parsons, Counsel in the Company's Corporate and Securities Law Group, at (972) 444-1478.

Sincerely,

Amy L. Goodman

Enclosures
cc: James E. Parsons, Exxon Mobil Corporation
Lucian Bebchuk

100373849_4.DOC

EXHIBIT A

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Telefax (617)-812-0554

RECEIVED
DEC 12 2007
H. H. HUBBLE

December 12, 2007

VIA FACSIMILE AND OVERNIGHT MAIL

Mr. Henry H. Hubble
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: **Shareholder Proposal of Lucian Bebchuk**

To Henry H. Hubble:

I am the owner of 50 shares of common stock of Exxon Mobil Corporation (the "Company"), which I have continuously held for more than 1 year as of today's date. I intend to continue to hold these securities through the date of the Company's 2008 annual meeting of shareholders.

Pursuant to Rule 14a-8, I enclose herewith a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2008 annual meeting of shareholders.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

SHAREHOLDER PROPOSAL

DEC 12 2007

NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

It is hereby RESOLVED that Article I of the corporation's by-laws is hereby amended by adding the following new Section 8:

Section 8. Shareholder Proposals for a By-Law Amendment.

To the extent permitted under federal law and state law, the corporation shall include in its proxy materials for an annual meeting of shareholders any qualified proposal for an amendment of the by-laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow shareholders to vote with respect to such a qualified proposal on the corporation's proxy card. For a proposal to be qualified, the following requirements must be satisfied:

(a) The proposed by-law amendment would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the corporation's Secretary by the deadline specified by the corporation for shareholder proposals for inclusion in the proxy materials for the annual meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the corporation's outstanding common stock for at least one year, and did not submit other shareholder proposals for the annual meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the corporation by another proponent that will be included in the corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the shareholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

This by-law shall be effective immediately and automatically as of the date it is approved by the vote of shareholders in accordance with Article IX of the corporation's by-laws.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place proposals for by-law amendments on the corporate ballot could in some circumstances be essential for shareholders' ability to use their power under state law to initiate by-law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other shareholders could deter a shareholder from initiating a proposal even if the proposal is one that would obtain shareholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies -- but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the corporation to place on the corporate ballot proposals that satisfy the requirements of the proposed by-law. I urge even shareholders who believe that no changes in the corporation's by-laws are currently desirable to vote for my proposal to facilitate shareholders' ability to initiate proposals for by-law amendments to be voted on by their fellow shareholders.

I urge you to vote for this proposal.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 14, 2007

VIA UPS – OVERNIGHT DELIVERY

Mr. Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138

Dear Mr. Bebchuk:

This will acknowledge receipt of the proposal concerning shareholder proposals not excludable, which you have submitted in connection with ExxonMobil's 2008 annual meeting of shareholders. However, proof of share ownership was not included with your submission.

SEC Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker whose name appears on the Depository Trust and Clearing Corporation's listing of ExxonMobil nominee shareholders of securities) that you may own beneficially.

Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 12, 2007, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 12, 2007; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Enclosure

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GRANT & EISENHOFER, P.A.

CHASE MANHATTAN CENTRE ■ 1201 MARKET STREET ■ 21st FLOOR ■ WILMINGTON, DELAWARE 19801

302-622-7000 ■ FAX: 302-622-7100

485 LEXINGTON AVENUE ■ 29TH FLOOR ■ NEW YORK, NEW YORK 10017

646-722-8500 ■ FAX: 646-722-8501

FACSIMILE TRANSMITTAL FORM

December 21, 2007

To:	HENRY H. HUBBLE VICE PRESIDENT & SECRETARY INVESTOR RELATIONS	**FIRM:**	EXXON MOBIL CORPORATION
PHONE:		**FAX:**	(972) 444-1505

If you experience problems with a transmission, please call (646) 722-8500 between 9:30 a.m. and 6:00 p.m.

FROM:	Ananda N. Chaudhuri	**FAX:**	(646) 722-8501
PHONE:	(646) 722-8517	**Pages (including cover sheet):**	3
RE:	*Lucian Bebchuk*		

COVER MESSAGE:

Please see attached.

Thank you.

CONFIDENTIALITY NOTE:

The documents accompanying this facsimile transmission contain information which may be confidential and/or legally privileged, from the law firm of Grant & Eisenhofer, P. A. This information is intended only for the use of the individual or entity named on this transmission sheet. If you are not the intended recipient, you are hereby notified that any disclosure, copying, distribution or the taking of any action in reliance on the contents of this faxed information is strictly prohibited, and that the documents should be returned to this firm immediately. If you have received this in error, please notify us by telephone immediately at (302) 622-7000 collect, so that we may arrange for the return of the original documents to us at no cost to you. The unauthorized disclosure, use, or publication of confidential or privileged information inadvertently transmitted to you may result in criminal and/or civil liability.

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

December 21, 2007

VIA FACSIMILE AND OVERNIGHT MAIL

Henry H. Hubble
Vice President, Investor Relations and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: Shareholder Proposal of Lucian Bebchuk

Dear Henry H. Hubble,

In response to your letter dated December 14, 2007, please find enclosed a written statement from the record holder of my Exxon Mobil Corporation ("Company") common stock which confirms that, at the time I submitted my proposal, I owned over $2,000 in market value of common stock continuously for over a year. This letter also will serve to reaffirm my commitment to hold this stock through the date of the Company's 2008 annual meeting when my shareholder proposal will be considered.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

SHAREHOLDER RELATIONS

DEC 2 6 2007

NO. OF SHARES________
COMMENT:________
ACTION:________

charles SCHWAB

December 20, 2007

Lucian Bebchuk
Harvard Law School
1557 Massachusetts Ave
Cambridge MA 02138

Lucian,

This letter is to confirm that, as of the date of this letter, the individual Charles Schwab account in your name ending in held: 50 Shares of Exxon Mobil Corp. (symbol: XOM).

This letter also confirms that the shares referenced above have been continuously held in the referenced account for more than 15 months prior to the date of this letter.

Sincerely,

Andrew Kling
Client Service Representative
Charles Schwab
Burlington MA
(781) 505-1294

SHAREHOLDER RELATIONS

DEC 26 2007

NO. OF SHARES__________
COMMENT:__________
ACTION:__________

EXHIBIT B

DAY PITNEY LLP

BOSTON CONNECTICUT NEW JERSEY NEW YORK WASHINGTON, D.C.

Mail To: P.O. Box 1945 Morristown, NJ 07962
Deliver To: 200 Campus Drive Florham Park, NJ 07932
T: 973-966-8196 F: (973) 966 1015

January 18, 2008

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: *Shareholder Proposal – Lucian Bebchuk*

Exxon Mobil Corporation (the "*Corporation*"), a corporation organized under the New Jersey Business Corporation Act (the "*Act*"), has received a request to include in its proxy materials for its 2008 annual meeting of shareholders a proposal (the "*Proposal*"). The Proposal, if adopted by the shareholders, would amend the Corporation's By-laws (the "*By-laws*") so that the Corporation's board of directors (the "*Board*") would be required to include in the Corporation's proxy statement for an annual meeting any "qualified" shareholder proposal intended to amend the By-laws. You have asked us whether the Proposal is a proper subject for action by shareholders under the law of the State of New Jersey and whether the implementation of the Proposal by the Corporation would cause the Corporation to violate New Jersey law.

We have reviewed the Proposal, which was submitted to the Corporation by Lucian Bebchuk. We have reviewed the Corporation's Restated Certificate of Incorporation (the "*Certificate of Incorporation*") and the By-laws.

We have assumed that this Proposal complies with Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), otherwise than as a matter of state law. However, we also have assumed that under the proposed By-law, subsequent by-laws proposals will be presented for action at subsequent annual meetings and that such proposals may be properly subject to exclusion under Rule 14a-8.

Conclusion

For the reasons that follow, it is our opinion that the Proposal is not a proper subject for action by shareholders under the law of the State of New Jersey and that the Proposal would, if implemented, cause the Corporation to violate New Jersey law.

Discussion

I. *The Proposal, if implemented, improperly transfers the power to manage the business and affairs of the Corporation from the Board to the Corporation's shareholders.*

The Proposal seeks to amend the By-laws to require that the Corporation automatically include in the Corporation's proxy materials for an annual meeting any "qualified" shareholder proposal to amend the By-laws and "allow shareholders to vote" with respect to such a qualified proposal on the Corporation's proxy card. The definition of a "qualified proposal" set forth in the Proposal includes some provisions of Rule 14a-8 and, if the Proposal were to be implemented, subsequent proposals would be required to be included only "[t]o the extent permitted under federal law and state law" and only if the by-law amendment "would be legally valid if adopted." However, the Proposal eliminates other protections provided by Rule 14a-8 and eliminates any role for the Securities and Exchange Commission (the "*SEC*"). In this regard, we assume that, in the event that the Proposal was implemented, controversies over the interpretation of future proposals seeking to amend the By-laws would be litigated in court. Thus, one might compare the Proposal to the Trojan Horse: a well carved harmless wooden figure, within which a set of warriors await to alight.

Section 14A:6-1(1) of the Act provides that the business and affairs of the Corporation are to be managed by the Board.

Section 14A:5-4(1) of the Act requires that "written notice of the ... purpose or purposes of every meeting of shareholders shall be given ... to each shareholder..." The New Jersey Corporation Law Revision Commission (the "*Commission*") which drafted the Act, stated in its official comment (the "*Comment*") to Section 14A:5-4 that this provision was patterned after Section 27 of the 1960 Model Business Corporations Act (the "*MBCA*"). However, Section 27 of the MBCA did not require, for an annual meeting, that the purpose or purposes be included in the notice. The MBCA allowed any proposal by a shareholder to be raised at an annual meeting. The corporate statutes of a majority of states, including Delaware, mirror Section 27 of the MBCA in that the notice of a meeting must specify the purpose or purposes of the meeting *only* for special meetings, not for annual meetings. *See* Delaware General Corporation Law ("*DGCL*"), Section 222.

The Commission's Comment to Section 14A:5-4(1) of the Act makes clear that this deviation by New Jersey from the MBCA was intentional. The Act was adopted in 1968 and became effective in 1969. In the 1969 Comment to Section 14A:5-4(1) the Commission noted that the corporate statute in effect prior to the Act ("*Title 14*") did not contain a general provision governing notice of shareholders' meetings and further explained that this new section:

> introduces into New Jersey statutory law the requirement that shareholders must receive notice of the purposes of all meetings, *including the annual meeting;* and it clarifies the ambiguity of present law concerning what business may be transacted at an annual meeting (*emphasis added*).

Thus, unlike Section 222 of the DGCL and Section 27 of the MBCA, under New Jersey law, the purpose or purposes of the annual meeting must be stated in the notice of the meeting, and only the business stated in the notice may be transacted at the annual meeting. It is the board of a New Jersey corporation that controls the notice of the annual meeting and the business that comes before an annual meeting because it is the board that is empowered under the Act to manage the business and affairs of the Corporation. *See* Section 6-1(1) of the Act.

The conclusion that the Board is solely responsible for establishing the agenda for the annual meeting of shareholders is supported by case law construing the extent of the board of directors' management authority under New Jersey law. A district court has observed that New Jersey case law indicates that the scope of the board's power to manage the corporation "is very broad indeed." Brooks v. Standard Oil Company, 308 F. Supp. 810, 814 (S.D.N.Y. 1969). In Brooks, the court examined whether the SEC had properly construed New Jersey law in determining that a shareholder proposal that sought to encroach on the board's management and policy-making authority was not a proper subject for shareholder action and, therefore, could be omitted from the corporation's proxy statement. In reaching its conclusion that the exclusion of the shareholder proposal was proper, the court in Brooks noted that both Section 14A:6-1 of the Act and the corporation's by-laws provided the board of directors the authority to manage the business and affairs of the corporation. Id.

Under New Jersey law, questions of management are "left solely to the honest decision of the directors if their powers are without limitation and free from restraint," because any other policy would "substitute the judgment and discretion of others in place of those determined on by the scheme of the corporation." Ellerman v. Chicago Junction Railways, 49 N.J. Eq. 217, 232 (N.J. Ch. 1891). Questions of business policy are entrusted to the board of directors because such persons "are elected by the stockholders for the precise purpose of determining such problems." Laredef Corp. v. Federal Seaboard Terra Cotta Corp., 131 N.J. Eq. 368, 374 (Ch. 1942). Absent a valid restriction on the discretion or powers of the board, the board of directors is solely responsible for the management of the corporation. See Madsen v. Burns Bros., 108 N.J. Eq. 275, 281 (N.J. Ch. 1931); Elevator Supplies Co. v. Wylde, 106 N.J. Eq. 163, 166 (N.J. Ch. 1930). The authority of the directors in the conduct of the business of the corporation must be regarded as absolute when they act within the law. Elevator Supplies Co., 106 N.J. Eq. at 164.

We assume for purposes of this opinion that Rule 14a-8 requires the board of directors of a publicly-traded New Jersey corporation to include certain shareholder proposals in the notice of a meeting under certain conditions if a proponent satisfies the eligibility requirements and the proposal is not otherwise excludable. However, we note that at least two SEC no-action letters have held that shareholders have no right to include shareholder proposals at a special meeting where the notice must include the purposes of the meeting. The Bendix Corporation (December 20, 1982) (SEC staff concurred in the exclusion under Rule 14a-8(c)(1) of a shareholder proposal submitted for inclusion in the company's proxy materials for the next special meeting requesting that the company submit certain tender offers to shareholders for ratification or rejection because Delaware law requires that notice of the purpose of a special meeting be given to stockholders, and the only purpose for which the special meeting was called was to consider and act upon a proposed merger); and Clayton Homes, Inc. (June 6, 2003) (SEC staff concurred in the exclusion under Rule 14a-8(i)(1) of a shareholder proposal submitted for inclusion in the company's proxy materials for the next special meeting resolving that the by-laws be amended to require any merger to be approved by a majority vote of the outstanding shares where the board intended to call a special meeting for the sole purpose of voting on a proposed merger). In any event, the power to require the board of a New Jersey corporation to include a shareholder proposal in the notice for an annual or special meeting can only extend to that required pursuant to the rules that govern shareholder proposals promulgated under the Exchange Act. Rule 14a-8 "addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders (*emphasis added*)." Under New Jersey law, the purpose or purposes of each meeting of shareholders must be included in the notice of the meeting; therefore, any shareholder proposals included in the Corporation's proxy statement under Rule 14a-8 also must be set forth in the statutory notice of the meeting.

Exchange Act Rule 14a-8, however, only requires that a limited universe of shareholder proposals be included in a publicly-traded corporation's proxy statement and provides that the SEC is the arbitrator of what is required to be included. Under Rule 14a-8, a corporation is permitted to exclude a shareholder proposal from the corporation's proxy material based on any one of thirteen different substantive grounds after submitting its reasons for exclusion to the SEC and receiving concurrence from the SEC. The SEC has noted that the thirteen substantive bases for exclusion provided under Rule 14a-8 were "designed to permit exclusion from an issuer's proxy materials of those proposals that are not proper for security holders' action and those that constitute an abuse of the security holder proposal process." Securities Exchange Act Release No. 34-19135 (Oct. 14, 1982).

The Proposal, if implemented, would require inclusion of any proposal deemed "qualified" under the definition set forth in the Proposal, even where such proposal would otherwise be properly excluded under Rule 14a-8. It eliminates the Board's ability to seek to omit such "qualified" proposals under the provisions of Rule 14a-8. As a consequence, we are of the opinion that the implementation of the Proposal would violate New Jersey law by usurping the Board's management authority to establish the agenda for the annual meeting of shareholders to the extent not otherwise required by Rule 14a-8.

II. *Management by the shareholders would violate Sections 14A:6-1 and 14A:5-21 of the Act.*

The Proposal, if implemented, would require the Board to bring before every annual meeting of the Corporation each shareholder proposal that meets the definition of a "qualified proposal" set forth under the Proposal. This would effectively transfer the Board's authority to manage the annual meeting of shareholders from the Board to the shareholders.

Although the Proposal seeks to amend the By-laws, under New Jersey law the business and affairs of the Corporation are to be managed by the Board, "except as in this [A]ct or in its certificate of incorporation otherwise provided." Section 14A:6-1(1) of the Act. The Certificate of Incorporation does not grant the shareholders the power to restrict the Board's management authority. The Act does not set forth any restriction on the Board's authority to set the agenda for shareholder meetings or to prepare the notice for such meetings, except in the situations where shareholders have gone to court. *See* Section 14A:5-3 of the Act.

Because any restriction on the management authority of a board of directors must be set forth in a corporation's certificate of incorporation, restrictions on a board's authority provided solely in a corporation's by-laws are invalid under New Jersey law and of no force and effect. *See* Section 14A:6-1(1) of the Act.

The Act specifically permits the transfer of power to shareholders only under certain limited circumstances. *See* Section 14A:5-21(2) of the Act. The ability to restrict or transfer the management authority of a New Jersey corporation's board of directors is set forth under Section 14A:5-21(2) of the Act, which provides that the certificate of incorporation may contain:

> [a] provision otherwise prohibited by law because it improperly restricts the board in its management of the business of the corporation, or improperly transfers...all or any part of such management otherwise within the authority of the board.

A corporation seeking to employ Section 14A:5-21(2) of the Act must also comply with the other rigorous requirements of Section 14A:5-21 of the Act, including acquiring unanimous authorization of the provision by the corporation's shareholders or incorporators and conspicuously noting the provision on the face of every certificated share of the corporation. *See* Section 14A:5-21(2) and (6) of the Act. Pursuant to this section of the Act, when a transfer of management authority is made, the board of directors is relieved of its fiduciary responsibilities and such responsibilities become responsibilities of the shareholders. Section 14A:5-21(5) of the Act. A transfer of fiduciary responsibilities is not contemplated by the Proposal. The imposition of fiduciary responsibilities on the directors and not on the shareholders is the basis for reposing management responsibilities in the board. *See* Section 14A:6-14(1) of the Act (directors owe a fiduciary duty to the corporation).

However, Section 14A:5-21(2) of the Act is <u>not</u> applicable to the Corporation. Under Section 14A:5-21(3)(b) any provisions adopted pursuant to Section 14A:5-21(2) of the Act become invalid if "[a]ny shares of the corporation are listed on a national securities exchange." Since the Corporation is listed on the New York Stock Exchange, Section 14A:5-21(2) is not available. Section 14A:5-21(2) of the Act implicitly applies in the close corporation context, where it is more common and may be more appropriate for shareholders to undertake board functions. However, the unanimous consent and other requirements that must be fulfilled under this section of the Act illuminate that deviations from the statutory norm of management by the board are strictly limited. The point is that the Act does permit transfers of power, but that the applicable section of the Act permitting such transfers is not available to the Corporation.

III. *Restrictions on the discretion of the Board may be permitted by New Jersey law, but must be in the Certificate of Incorporation.*

Even assuming that the restriction on the Board's management authority contemplated by the Proposal would not be characterized as the type of improper restriction that would be subject to automatic invalidation under Section 5-21 of the Act, we are of the opinion that, pursuant to Section 14A:6-1(1) of the Act, any restriction on the discretion of the Board must be included in the Certificate of Incorporation.

The Commissioners' Comment to Section 14A:6-1 of the Act confirms that any restriction on the management power of the board of directors must be included in the corporation's certificate of incorporation. Like Section 14A:6-1(1) of the Act, the predecessor corporate statute, Title 14, required the board to manage the affairs of a New Jersey corporation (Title 14, Section 14:7-1). However, the Commissioners' Comment regarding Section 14A:6-1(1) explains that the words, "except as in this [A]ct or in its certificate of incorporation otherwise provided," were not in Title 14 and that the Act now permits restrictions on the discretion or powers of the board, provided the restrictions are set forth in the certificate of incorporation and are not otherwise prohibited by law.

Other provisions of the Act clarify that departures from the statutory norm of management by the corporation's board of directors must be included in the certificate of incorporation.

Section 14A:2-7(1)(f) of the Act provides that:

> [t]he certificate of incorporation shall set forth...[a]ny provision not inconsistent with this [A]ct or any other statute of this State, which the incorporators elect to set forth for the management of the business and the conduct of the affairs of the corporation, or creating, defining, limiting or regulating the powers of the corporation, its directors and shareholders...

Section 14A:9-1(2)(q) of the Act similarly provides that a corporation may amend its certificate of incorporation "to strike out, change or add" provisions limiting the power of the board of directors to manage of the business and affairs of the corporation.

Together, these provisions of the Act demonstrate that in order to effect the underlying purpose of the Proposal to restrict the management authority of the Board to establish the agenda for the annual meeting of shareholders, an amendment to the Certificate of Incorporation reflecting this restriction on the Board's management authority would be required.

The Proposal does not seek to amend the Certificate of Incorporation. This deficiency cannot be cured via a revision to the Proposal as an attempt by a shareholder to initiate an amendment to the Certificate of Incorporation would violate New Jersey law. Under the Act, in order to amend the Certificate of Incorporation in the manner contemplated by the Proposal, the Board must first approve the proposed amendment and direct its submission to the shareholders, not the other way around. Section 14A:9-2(4)(a). The Act does not provide for any "initiative" by the shareholders with respect to amendments to the certificate of incorporation. Thus, because shareholders lack the authority to instruct the Board to submit an amendment to the Certificate of Incorporation to the shareholders for action, we are of the opinion that the Certificate of Incorporation cannot be amended without violating New Jersey law. Section 14A:9-2(4)(a).

In conclusion, because the Proposal cannot be implemented without directly contravening the Act in several regards, we are of the opinion that the Proposal is contrary to, and in violation of, New Jersey law and not a proper subject for shareholder action.

We are admitted to practice law in New Jersey. The foregoing opinion is limited to the law of the State of New Jersey and the federal law of the United States. Except for submission of a copy of this letter to the SEC in connection with its consideration of inclusion and exclusion of materials in the Corporation's proxy materials for its 2008 annual meeting, this letter is not be quoted or otherwise referred to in any document or filed with any entity or person (including, without limitation, any governmental entity), or relied upon by any such entity or persons other than the addressee without the written consent of this firm.

Very truly yours,

Day Pitney LLP

DAY PITNEY LLP

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

January 31, 2008

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 26471-00003

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal of Lucian Bebchuk Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

In a letter dated January 22, 2008, we requested that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") concur that Exxon Mobil Corporation (the "Company") could properly exclude from its proxy materials for its 2008 Annual Meeting of Shareholders a shareholder proposal and statements in support thereof (the "Proposal") received from Lucian Bebchuk (the "Proponent").

Enclosed is a letter dated January 30, 2008, from the Proponent to the Company stating that the Proponent voluntarily withdraws the Proposal (*see* Exhibit A), and a letter dated January 30, 2008, from the Proponent's attorney to the Staff confirming that the Proponent has voluntarily withdrawn the Proposal (*see* Exhibit B). In reliance on these letters, we hereby withdraw the January 22, 2008, no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

GIBSON, DUNN & CRUTCHER LLP

Please do not hesitate to call me at (202) 955-8653 or James E. Parsons, Counsel in the Company's Corporate and Securities Law Group, at (972) 444-1478 with any questions in this regard.

Sincerely,

Amy L. Goodman / EAI

Amy L. Goodman

ALG/smr
Enclosure

cc: James E. Parsons, Exxon Mobil Corporation
Lucian Bebchuk

100380592_1.DOC

EXHIBIT A

GRANT & EISENHOFER, P.A.

CHASE MANHATTAN CENTRE ■ 1201 MARKET STREET ■ 21st FLOOR ■ WILMINGTON, DELAWARE 19801
302-622-7000 ■ FAX: 302-622-7100

485 LEXINGTON AVENUE ■ 29TH FLOOR ■ NEW YORK, NEW YORK 10017
646 722-8500 ■ FAX: 646-722-8501

FACSIMILE TRANSMITTAL FORM

January 30, 2008

To:	HENRY H. HUBBLE VICE PRESIDENT & SECRETARY INVESTOR RELATIONS	FIRM:	EXXON MOBIL CORPORATION
PHONE:		Fax:	(972) 444-1505
CC:	Amy Goodman, Esq. Gibson Dunn		(202) 530-9677

If you experience problems with a transmission, please call (646) 722-8500 between 9:30 a.m. and 6:00 p.m.

FROM:	Ananda N. Chaudhuri	FAX:	(646) 722-8501
PHONE:	(646) 722-8517	Pages (including cover sheet):	5
RE:	*Lucian Bebchuk*		

COVER MESSAGE:

Please see attached.

Thank you.

CONFIDENTIALITY NOTE:

The documents accompanying this facsimile transmission contain information which may be confidential and/or legally privileged from the law firm of Grant & Eisenhofer, P. A. The information is intended only for the use of the individual or entity named on this transmission sheet. If you are not the intended recipient, you are hereby notified that any disclosure, copying, distribution or the taking of any action in reliance on the contents of this faxed information is strictly prohibited, and that the documents should be returned to this firm immediately. If you have received this in error, please notify us by telephone immediately at (302) 622-7000 collect, so that we may arrange for the return of the original documents to us at no cost to you. The unauthorized disclosure, use, or publication of confidential or privileged information inadvertently transmitted to you may result in criminal and/or civil liability.

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

January 30, 2008

VIA FACSIMILE

Henry H. Hubble
Vice President, Investor Relations and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: Shareholder Proposal of Lucian Bebchuk

To Henry H. Hubble:

This is to inform you that I am withdrawing my proposal submitted to Exxon Mobil Corporation (the "Company") on December 12, 2007, and attached as Exhibit A (the "Proposal"). Accordingly, I request that the Proposal not be included in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting") and I do not intend to appear in person or by proxy at the Annual Meeting to present the Proposal.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

cc: Amy L. Goodman, Esquire

Exhibit A

It is hereby RESOLVED that Article I of the corporation's by-laws is hereby amended by adding the following new Section 8:

Section 8. Shareholder Proposals for a By-Law Amendment.

To the extent permitted under federal law and state law, the corporation shall include in its proxy materials for an annual meeting of shareholders any qualified proposal for an amendment of the by-laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow shareholders to vote with respect to such a qualified proposal on the corporation's proxy card. For a proposal to be qualified, the following requirements must be satisfied:

(a) The proposed by-law amendment would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the corporation's Secretary by the deadline specified by the corporation for shareholder proposals for inclusion in the proxy materials for the annual meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the corporation's outstanding common stock for at least one year, and did not submit other shareholder proposals for the annual meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the corporation by another proponent that will be included in the corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the shareholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

This by-law shall be effective immediately and automatically as of the date it is approved by the vote of shareholders in accordance with Article IX of the corporation's by-laws.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place proposals for by-law amendments on the corporate ballot could in some circumstances be essential for shareholders' ability to use their power under state law to initiate by-law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other shareholders could deter a shareholder from initiating a proposal even if the proposal is one that would obtain shareholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies – but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the corporation to place on the corporate ballot proposals that satisfy the requirements of the proposed by-law. I urge even shareholders who believe that nc changes in the corporation's by-laws are currently desirable to vote for my proposal to facilitate shareholders' ability to initiate proposals for by-law amendments to be voted on by the r fellow shareholders.

I urge y ou to vote for this proposal.

EXHIBIT B

GRANT & EISENHOFER, P.A.

CHASE MANHATTAN CENTRE ■ 1201 MARKET STREET ■ 21st FLOOR ■ WILMINGTON, DELAWARE 19801

302-622-7000 ■ FAX: 302-622-7100

485 LEXINGTON AVENUE ■ 29TH FLOOR ■ NEW YORK, NEW YORK 10017

646-722-8500 ■ FAX: 646-722-8501

FACSIMILE TRANSMITTAL FORM

January 30, 2008

TO:	Office of Chief Counsel	**FIRM:**	US Securities & Exchange Commission Division of Corporation Finance
PHONE:		**Fax:**	(202) 772-9360
CC:	Amy L. Goodman, Esq.		(202) 530-9677

If you experience problems with a transmission, please call (646) 722-8500 between 9:30 a.m. and 6:00 p.m.

FROM:	Ananda N. Chaudhuri	**FAX:**	(646) 722-8501
PHONE:	(646) 722-8517	**Pages (including cover sheet):**	6
RE:	*Lucian Bebchuk*		

COVER MESSAGE:

Please see attached.

Thank you.

CONFIDENTIALITY NOTE:

The documents accompanying this facsimile transmission contain information which may be confidential and/or legally privileged, from the law firm of Grant & Eisenhofer, P.A. The information is intended only for the use of the individual or entity named on this transmission sheet. If you are not the intended recipient, you are hereby notified that any disclosure, copying, distribution or the taking of any action in reliance on the contents of this faxed information is strictly prohibited, and that the documents should be returned to this firm immediately. If you have received this in error, please notify us by telephone immediately at (302) 622-7000 collect, so that we may arrange for the return of the original documents to us at no cost to you. The unauthorized disclosure, use, or publication of confidential or privileged information inadvertently transmitted to you may result in criminal and/or civil liability.

Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

www.gelaw.com

1920 L Street, N.W. Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

January 30, 2008

VIA FACSIMILE AND OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Lucian Bebchuk for Inclusion in Exxon Mobil Corporation's 2008 Proxy Statement

Ladies and Gentlemen:

This letter is to inform you that our client Lucian Bebchuk has determined to withdraw his proposal submitted to Exxon Mobil Corporation ("Exxon Mobil" or the "Company") on December 12, 2007, for inclusion in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting"), and attached as Exhibit A. A copy of Lucian Bebchuk's letter informing Exxon Mobil is attached as Exhibit B.

Sincerely,

Michael Barry AL

Michael J. Barry

cc: Amy L. Goodman, Esquire (via fax)

Exhibit A

It is her :by RESOLVED that Article I of the corporation's by-laws is hereby amended by adding the follı wing new Section 8:

Section 8. Shar :holder Proposals for a By-Law Amendment.

To the :xtent permitted under federal law and state law, the corporation shall include in its proxy mat :rials for an annual meeting of shareholders any qualified proposal for an amendment of the by-laws submitted by a proponent, as well as the proponent's supporting statement if an ', and shall allow shareholders to vote with respect to such a qualified proposal on the corporatior 's proxy card. For a proposal to be qualified, the following requirements must be satisfied:

(a) The proposed by-law amendment would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the cor oration's Secretary by the deadline specified by the corporation for sha eholder proposals for inclusion in the proxy materials for the annual met ting;

(c) The proponent beneficially owned at the time of the submission at least $2,(00 of the corporation's outstanding common stock for at least one year, and did not submit other shareholder proposals for the annual meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously sub nitted to the corporation by another proponent that will be included in the cor oration's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upo ı by the shareholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

This by-law shall be effective immediately and automatically as of the date it is approved by the vote of : hareholders in accordance with Article IX of the corporation's by-laws.

SUPPORTINC STATEMENT:

Statem nt of Professor Lucian Bebchuk: In my view, the ability to place proposals for by-law amend nents on the corporate ballot could in some circumstances be essential for shareholders' : bility to use their power under state law to initiate by-law amendments. In the absence of abil ty to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from o her shareholders could deter a shareholder from initiating a proposal even if the proposal is on : that would obtain shareholder approval were it to be placed on the corporate ballot. Curren and future SEC rules may in some cases allow companies – but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exc usion, it would be desirable for the corporation to place on the corporate ballot proposals that satisfy the requirements of the proposed by-law. I urge even shareholders who believe that no changes in the corporation's by-laws are currently desirable to vote for my proposal to facilitate shareholders' ability to initiate proposals for by-law amendments to be voted on by their fellow shareholders.

I urge you to vote for this proposal.

Exhibit B

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

January 30, 2008

VIA FACSIMILE

Henry H. Hubble
Vice President, Investor Relations and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: Shareholder Proposal of Lucian Bebchuk

To Henry H. Hubble:

This is to inform you that I am withdrawing my proposal submitted to Exxon Mobil Corporation (the "Company") on December 12, 2007, and attached as Exhibit A (the "Proposal"). Accordingly, I request that the Proposal not be included in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting") and I do not intend to appear in person or by proxy at the Annual Meeting to present the Proposal.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

cc: Amy L. Goodman, Esquire

END